UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Utrechtseweg 68
Postbus 33
PRESS RELEASE	6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS SELLS ITS INTEREST IN SPANISH GRUPO EP

Arnhem, the Netherlands, June 15, 2005 – ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering firm, today announced that it has sold its 50% participation in the Spanish company Grupo EP to management and employees of that firm, who already held the other 50% of the shares. Following a discussion about the future ownership structure, ARCADIS decided to sell its 50% participation in good consultation with the other shareholders. The two companies will continue to work together on the basis of a cooperation agreement. Grupo EP has total gross revenues of approximately  € 135 million and around 1,700 employees. The company was consolidated for 50% in ARCADIS’ figures. The contribution from Grupo EP to ARCADIS’ net income from operations in 2004 was less then 5%. Deconsolidation will take place as of the middle of June 2005. Other financial details were not disclosed.

ARCADIS acquired its interest in Grupo EP at the end of 1995 in the framework of a management buy-out. ARCADIS’ policy is directed at close cooperation within the group to achieve synergy, which contributes to the growth of the company. Consequently, the company strives to acquire majority participations in its subsidiaries. When it became clear that there were no prospects to gain a majority participation in Grupo EP, it was concluded that it is also in the interest of Grupo EP to create a uniform ownership structure. The cooperation agreement will serve to continue ARCADIS’ good relationship with Grupo EP, particularly aimed at delivering services towards multinational clients.

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure – Environment – Facilities. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:	Joost Slooten at ARCADIS NV, phone: *31-26-3778604,
e-mail: j.slooten@arcadis.nl.	Visit us on the Internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 20, 2005	By:	/s/ C.Michiel Jaski
C. Michiel Jaski
Executive Board Member